Exhibit 1.01

TERMS AGREEMENT

August 25, 2005

Citigroup Funding Inc.

388 Greenwich Street, 38th Floor

New York, New York 10013

Attn: Treasury Capital Markets

Dear Sirs:

We understand that Citigroup Funding Inc., a Delaware corporation (the “Company”), proposes to issue and sell $15,500,000 aggregate principal amount of its Principal-Protected Equity Linked Notes Based Upon the Russell 1000 Growth Index with Potential Supplemental Interest Maturity Due March 2, 2009 (the “Notes”). The Notes will be fully and unconditionally guaranteed by Citigroup Inc., a Delaware corporation (the “Guarantor”). Subject to the terms and conditions set forth herein or incorporated by reference herein, Citigroup Global Markets Inc. (the “Underwriter”) offers to purchase 1,550,000 Notes in the principal amount of $15,500,000 at 97.5% of the aggregate principal amount. The Closing Date shall be August 30, 2005 at 9:00 a.m. at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006.

The Notes shall have the following terms:

Title:	Principal-Protected Equity Linked Notes Based Upon the Russell 1000 Growth Index with Potential Supplemental Interest at Maturity Due March 2, 2009.

Maturity:	March 2, 2009.

Maturity Payment:	Holders of the Notes will be entitled to receive at maturity, for each $10 principal amount of Notes such holders hold, a payment equal to the sum of

$10 and an interest distribution amount (as defined in the Prospectus Supplement dated August 25, 2005 relating to the Notes).

Initial Price To Public:	100% of the principal amount thereof, plus accrued interest from August 30, 2005 to date of payment and delivery.

Redemption Provisions:	The Notes are not redeemable by the Company prior to maturity.

Trustee:	The Bank of New York.

Indenture:	Indenture, dated as of June 1, 2005.

All the provisions contained in the document entitled “Citigroup Funding Inc. – Debt Securities - Underwriting Agreement Basic Provisions” and dated May 3, 2005 (the “Basic Provisions”), a copy of which you have previously received, are herein incorporated by reference in their entirety and shall be deemed to be a part of this Terms Agreement to the same extent as if the Basic Provisions had been set forth in full herein. Terms defined in the Basic Provisions are used herein as therein defined.

The Underwriter hereby agrees in connection with the underwriting of the Notes to comply with the requirements set forth in any applicable sections of Section 2720 to the By-Laws of the National Association of Securities Dealers, Inc.

John R. Dye, Esq., is an Associate General Counsel of the Guarantor and counsel to the Company. Cleary Gottlieb Steen & Hamilton LLP is counsel to the Underwriter. Cleary Gottlieb Steen & Hamilton LLP is special tax counsel to the Company and the Guarantor.

Please accept this offer no later than 9:00 p.m. on August 25, 2005, by signing a copy of this Terms Agreement in the space set forth below and returning the signed copy to us, or by sending us a written acceptance in the following form:

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“We hereby accept your offer, set forth in the Terms Agreement, dated August 25, 2005, to purchase the Notes on the terms set forth therein.”

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Ramesh K. Menon
Name:	Ramesh K. Menon
Title:	Managing Director

ACCEPTED:

CITIGROUP FUNDING INC.

By:	/s/ Geoffrey S. Richards
Name:	Geoffrey S. Richards
Title:	Vice President and Assistant Treasurer

CITIGROUP INC.

By:	/s/ Charles E. Wainhouse
Name:	Charles E. Wainhouse
Title:	Assistant Treasurer

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